SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications about the Capitalization

Rio de Janeiro, June 25 2010 – Petróleo Brasileiro S.A. - Petrobras, in response to an official letter from the Comissão de Valores Mobiliários, the Brazilian securities regulator or CVM (OFÍCIO/CVM/SEP/GEA-1/No. 272/2010), hereby provides the following clarification about a report published in the June 23 2010 Economy & Business section of the O Estado de São Paulo newspaper that discusses a possible alternative plan for the Company's capitalization and on other reports published by the press.

First, it is important to clarify that the transfer of rights with compensation (transfer of rights) and the Company's capitalization, despite being part of the same bill approved by Congress on June 10 and currently pending signature by the President of the Republic, are legally separate operations. The former involves a commercial agreement between Petrobras and the Brazilian Federal Government, while the latter is a corporate transaction resulting in an increase of the Company's capital stock. The two operations are connected in that Petrobras intends to use part of the resources that it hopes to raise from the capitalization to pay for the transfer of rights.

Petrobras reiterates that it is not working on any plan B, whether for the capitalization or for the transfer of rights. When consulted, Finance Minister Guido Mantega stated that the possible plan B he mentioned refers solely to a possibility, not yet examined by the Brazilian Federal Government, to transfer oil and natural gas exploration and production rights to Petrobras by means of a production sharing contract - an indirect means for the Brazilian Federal Government to raise funds to settle its share of the public share offer Petrobras intends to carry out. Contrary to the report in the newspaper article in question, this possible plan B, unlike stated in the story in question, is not related to a possible alternative plan for the capitalization but, rather to a scenario without a transfer of rights.

Petrobras reaffirms its previous statements, including by means of the Chairman of its Board of Directors, Minister Guido Mantega, that there is no "plan B" to the capitalization, and that it maintains its intention to undertake a public offering of shares as described in our press release of  June 22, 2010.

It is important to emphasize that even assuming that the legislation that allows the transfer of rights and also authorizes the Brazilian Federal Government to subscribe for new shares of Petrobras' stock is signed by the President of the Republic, such authorization relates only to the Brazilian Federal Government’s ability to participate in the Company's capitalization.  The decision to undertake a public offering of share of a publicly traded company is the sole responsibility of its management.  Pursuant to Article 4 of Petrobras’ Articles of Incorporation, this decision is made by Petrobras’ shareholders at a General Shareholder Meeting, who may delegate it to the Board of Directors.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Given the importance and scale of the transfer of rights and capitalization operations, unprecedented for the Company and for the market itself, and the planning of which depends on a number of factors, some of which are outside the Company’s control, it is natural that in the planning process various scenarios and alternatives are assessed., As the situation evolves, and uncertainties are clarified, it is natural that changes to initial plans will occur.

That is why, with a better definition of the schedule and all the requirements needed for a successful capitalization, the Company revised its target date to hold the public share offer.  The Company now considers that  a  precise value of the rights to be transferred,  based on two reports prepared by two specialized certification firms, one hired by the ANP and the other by the Company, will serve as the best foundation for a successful transaction by defining with certainty the size of the capitalization.

Thus, with regard to the transfer of rights, Petrobras has already hired its certifier and constituted a Minority Shareholder Committee of its Board of Directors.  In addition, the legislation relating to the transfer of rights has already been approved by the Brazilian Congress and the ANP has already hired its certifier, with a deadline that will allow Petrobras to execute the operation by September of this year, and the terms of the agreement for the transfer of rights to be signed between the Brazilian Federal Government and Petrobras are already being negotiated.

Regarding the capitalization, Petrobras has already named the banks and consultants who will act in the transaction, the General Shareholders Meeting held on June 22, 2010 approved the new authorized capital limit, and the Company has issued its Business Plan for 2010-2014. It must be emphasized that in order to carry out the capitalization it is not mandatory for the certifiers' reports to be completed. However, the Company believes that with the definition of the amount of the transfer of rights, shareholders and investors will have more information available to them in order to make their decision on whether or not to participate in the capitalization.

Petrobras reiterates its commitment to transparency in the capitalization process and to the good corporate governance practices, and highlights that it continues working on structuring the operation in line with these principles, seeking to ensure the success of the operation for Petrobras and for its shareholders.

This announcement is not an offer of Petrobras shares. Petrobras shares may not be offered or sold in the United States absent registration or an exemption from registration, and Petrobras currently intends to register the proposed offering in the United States. Any public offering of Petrobras shares will be made by means of a prospectus containing detailed information about Petrobras and the offering.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.